SEC File No. 1-12838

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2002

BEMA GOLD CORPORATION
(Translation of Registrant's name into English)

1138 Melville Street, 18th Floor

Vancouver, BC, V6E 4S3 Canada
(Address of principal executive office)

[Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ______ Form 40-F __✓__

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ______ No __✓__

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).]

82-______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BEMA GOLD CORPORATION
(Registrant)

By: ______________________
(Signature)

Roger Richer, Vice President, Administration,

Secretary and General Counsel
(Name and Title of Signing Officer)

Date: July 29, 2002

BEMA GOLD CORPORATION

BEMA ADDED TO THE S&P/TSX COMPOSITE INDEX

June 14, 2002

Bema Gold Corporation is pleased to announce that the company has been added to the S&P/TSX Composite Index (formerly the TSE 300). The index changes will be made at the close of trading on June 21, 2002. The S&P/TSX Composite Index is used by the financial community at large as a broad indicator of market activity for the largest companies traded on the Toronto Stock Exchange. The inclusion to the Index represents Bema's reemergence as one the primary gold mining companies listed on the Toronto Stock Exchange.

On behalf of BEMA GOLD CORPORATION

Clive T. Johnson
Chairman, C.E.O., & President

For more information on Bema Gold please contact Investor Relations at (604) 681-8371 or toll-free 1-800-316-8855 or alternatively contact our web-site at www.bema.com.

The Toronto Stock Exchanges neither approves nor disapproves the information contained in this News Release, Bema Gold Corporation trades on The Toronto and American stock exchanges. Symbol: BGO.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

1138 MELVILLE STREET, 18TH FLOOR, VANCOUVER, BRITISH COLUMBIA, CANADA V6E 4S3
TEL: (604) 681-8371 TOLL FREE: 1-800-316-8855 FAX: (604) 681-6209

FORM 53-901.F *SECURITIES ACT* (BRITISH COLUMBIA) MATERIAL CHANGE REPORT UNDER SECTION 85(1)
FORM 27 *SECURITIES ACT* (ALBERTA) MATERIAL CHANGE REPORT UNDER SECTION 118(1)
FROM 27 *SECURITIES ACT* (SASKATCHEWAN) MATERIAL CHANGE REPORT UNDER SECTION 84(1)(b)
FROM 27 *SECURITIES ACT* (MANITOBA) MATERIAL CHANGE REPORT
FROM 27 *SECURITIES ACT* (ONTARIO) MATERIAL CHANGE REPORT UNDER SECTION 75(2)
FROM 27 *SECURITIES ACT* (QUEBEC) MATERIAL CHANGE REPORT UNDER SECTION 73
FROM 27 *SECURITIES ACT* (NOVA SCOTIA) MATERIAL CHANGE REPORT UNDER SECTION 81(2)

MATERIAL CHANGE REPORT

Item 1: Reporting Issuer

Bema Gold Corporation
18th Floor, 1138 Melville Street
Vancouver, BC
V6E 4S3
Telephone: (604) 681-8371

Item 2: Date of Material Change

May 31, 2002

Item 3: Press Release

The Press Release was disseminated on May 31, 2002 to the Toronto Stock Exchange and the American Stock Exchange as well as through various approved public media.

Item 4: Summary of Material Change(s)

A summary of the nature and substance of the material change is as follows:

Cdn$15 Million Bought Deal Financing

On May 31, 2002, Bema Gold Corporation ("Bema") announced that closing had completed on the bought deal financing Bema had entered into with a syndicate of underwriters lead by Canaccord Capital Corporation, Haywood Securities Inc., Griffiths, McBurney and Partners and Sprott Securities Inc. On closing, Bema issued 10,000,000 units at CDN $1.50 per unit for gross proceeds of CDN $15 million. Bema filed a short form prospectus to clear these units. Each unit consists of one common share and one half of one common share purchase warrant. Each whole warrant will entitle the holder to subscribe for one additional common share at a price of CDN$2.00 and expire 12 months from closing. The Underwriters had an option, until closing, to purchase up to an additional 6,666,667 units at the issue price and this amount was fully subscribed. Proceeds from this offering will be used for additional drilling at the Julietta Mine, potential acquisitions in Russia and working capital.

Item 5: **Full Description of Material Change**

Cdn$15 Million Bought Deal Financing

Bema entered into an engagement letter and term sheet, accepted by Bema on May 9, 2002 (the "Engagement Letter") with Canaccord Capital Corporation, Haywood Securities Inc., Griffiths McBurney & Partners and Sprott Securities Inc. (collectively the "Underwriters"), pursuant to which the Underwriters agreed to purchase for resale on a bought deal basis an aggregate of 10,000,000 units of Bema (the "Units"). Each Unit consists of one common share (the "Common Shares") and one-half of a share purchase warrant (the "Warrants") at a price (the "Offering Price") of $1.50 per Unit (the "Offering"). Each whole Warrant will be exercisable to purchase one additional common share ("Warrant Share") for a term of 12 months at a price of $2.00 per Common Share. This financing was completed on May 31, 2002.

Bema qualified the distribution of the Units in British Columbia, Alberta, Ontario, Manitoba and Quebec (the "Jurisdictions") by filing a short form prospectus in the Jurisdictions. A portion of the Offering may also be conducted in the United States, Europe and Asia.

Bema also agreed to grant to the Underwriters an option (the "Option") entitling the Underwriters to purchase up to an additional 6,666,667 Units at the Offering Price up to the closing of the Offering. On closing, this amount was fully subscribed by the Underwriters.

In consideration of the services performed by the Underwriters in connection with the Offering, the Underwriters will receive a commission of 6% of the gross proceeds raised under the Offering, in cash. Bema also agreed to issue to the Underwriters a warrant (the "Underwriters' Warrant") entitling the Underwriters to purchase for a period of one year from the closing date of the Offering such number of common shares of the Corporation as is equal to 8% of the total number of Units sold under the Offering.

The net proceeds of the Offering will be used for additional drilling at the Julietta Project, potential acquisitions in Russia and general working capital purposes.

Item 6: **Reliance on section 85(2) of the Securities Act (British Columbia) or Section 118(2) of the Securities Act (Alberta) or Section 84(2) of the Securities Act (Saskatchewan) or Section 75(3) of the Securities Act (Ontario) or Section 73 of the Securities Act (Quebec) or Section 81(3) of the Securities Act (Nova Scotia0.**

Not Applicable

Item 7: **Omitted Information**

Not Applicable

Item 8: Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the following address and telephone number:

Roger Richer, Vice-President, Administration
General Counsel and Secretary
18th Floor - 1138 Melville Street
Vancouver, BC V6E 4S3
Telephone: (604) 681-8371

Item 9: Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 7th day of June, 2002.

Roger Richer, Vice- President, Administration,
General Counsel and Secretary

FORM 53-901.F *SECURITIES ACT* (BRITISH COLUMBIA) MATERIAL CHANGE REPORT UNDER SECTION 85(1)
FORM 27 *SECURITIES ACT* (ALBERTA) MATERIAL CHANGE REPORT UNDER SECTION 118(1)
FROM 27 *SECURITIES ACT* (SASKATCHEWAN) MATERIAL CHANGE REPORT UNDER SECTION 84(1)(b)
FROM 27 *SECURITIES ACT* (MANITOBA) MATERIAL CHANGE REPORT
FROM 27 *SECURITIES ACT* (ONTARIO) MATERIAL CHANGE REPORT UNDER SECTION 75(2)
FROM 27 *SECURITIES ACT* (QUEBEC) MATERIAL CHANGE REPORT UNDER SECTION 73
FROM 27 *SECURITIES ACT* (NOVA SCOTIA) MATERIAL CHANGE REPORT UNDER SECTION 81(2)

MATERIAL CHANGE REPORT

Item 1: Reporting Issuer

Bema Gold Corporation
18th Floor, 1138 Melville Street
Vancouver, BC
V6E 4S3
Telephone: (604) 681-8371

Item 2: Date of Material Change

June 14, 2002

Item 3: Press Release

The Press Release was disseminated on June 14, 2002 to the Toronto Stock Exchange and the American Stock Exchange as well as through various approved public media.

Item 4: Summary of Material Change(s)

A summary of the nature and substance of the material change is as follows:

Effective June 21, 2002 Bema Gold Corporation (the "Company") will be added to the S&P/TSX Composite Index (formerly the TSE 300).

Item 5: Full Description of Material Change

Effective June 21, 2002 the Company was added to the S&P/TSX Composite Index (formerly the TSE 300). The S&P/TSX Composite Index is used by the financial community at large as a broad indicator of market activity for the largest companies traded on the Toronto Stock Exchange.

Item 6: Reliance on section 85(2) of the Securities Act (British Columbia) or Section 118(2) of the Securities Act (Alberta) or Section 84(2) of the Securities Act (Saskatchewan) or Section 75(3) of the Securities Act (Ontario) or Section 73 of the Securities Act (Quebec) or Section 81(3) of the Securities Act (Nova Scotia).

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: **Senior Officers**

The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the following address and telephone number:

Mark Corra, Vice-President, Finance
18th Floor - 1138 Melville Street
Vancouver, BC V6E 4S3
Telephone: (604) 681-8371

Item 9: **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 24th day of June, 2002.

M. A. Corra

Mark Corra, Vice President of Finance